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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Cohesant Technologies Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
192480 10 1
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	192480 10 1	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Morton A. Cohen

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		102,500

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,175,980

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		102,500

WITH:	8	SHARED DISPOSITIVE POWER:

		1,175,980

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,278,480

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	38.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Page 2 of 5 pages

CUSIP No.	192480 10 1	Page	3	of	5

Item 1(a).	Name of Issuer:

Cohesant Technologies Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5845 W. 82nd St., Ste. 102 Indianapolis, IN 46278

Item 2(a).	Name of Person Filing:

Morton A. Cohen

Item 2(b).	Address of Principal Business Office or, if None, Residence:

3690 Orange Place, Suite 400 Beachwood, OH 44122

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, $.001 par value

Item 2(e).	CUSIP Number:

192480 10 1

Item 3:	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) ☐ Investment company registered under Section 8 of the Investment Company Act;

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

Page 3 of 5 pages

CUSIP No.	192480 10 1	Page	4	of	5

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	(a)	Amount beneficially owned as of December 31, 2006:		1,278,480

	(b)	Percentage of class:		38.9%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote:	102,500

		(ii)	Shared power to vote or direct the vote:	1,175,980

		(iii)	Sole power to dispose or direct the disposition of:	102,500

		(iv)	Shared power to dispose or direct the disposition of:	1,175,980

Item 5.	Ownership of Five Percent or Less of a Class.

	Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

	Not Applicable

Item 8.	Identification and Classification of Members of the Group.

	Not Applicable

Item 9.	Notice of Dissolution of Group.

	Not Applicable

Item 10.	Certification.

	Not Applicable

page 4 of 5 pages

CUSIP No.	192480 10 1	Page	5	of	5
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2007

/s/ Morton A. Cohen

Morton A. Cohen

page 5 of 5 pages